Via Facsimile and U.S. Mail
Mail Stop 6010

February 9, 2009

Geoffrey P. Kempler
Chief Executive Officer
Prana Biotechnology Limited
Level 2, 369 Royal Parade
Parkville, Victoria 3052
Australia

> **Re:** **Prana Biotechnology Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2008**
> **Filed September 25, 2008**
> **File No. 000-49843**

Dear Mr. Kempler:

　　We have reviewed your filing and have the following comments.　In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response.　After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.　We look forward to working with you in these respects.　We welcome any questions you may have about our comments or on any other aspect of our review.　Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended June 30, 2008

Item 4. Information on the Company

A. History and Development of the Company, page 16

1. We note that you have licensed a patent application from General Hospital Corporation. Please disclose the nature of the patent, identify the technology and/or product candidates that are dependent on the technology, quantify the

amounts paid to date, aggregate potential milestones, royalty provisions and expiration provisions.

Liquidity and Capital Resources, page 38

2. We note the discussion of your consulting agreement with Professor Ashley Bush described on page 40. Please describe the nature of the consulting services. Additionally, file the agreement as an exhibit or provide an analysis supporting your determination that you are not substantially dependent on the agreement.

Research and Development, Patents and Licenses, page 42

3. Please describe the patent and patent rights you acquired pursuant to the agreement with the University of Melbourne, identify the technology or product candidates that are dependent on this patent, and describe the research projects they are conducting on your behalf.

4. Please describe the nature of the patent assigned to you pursuant to your agreement with The Biomolecular Research Institute, identify the technology or product candidates that are dependent on the patent and quantify all amounts paid to date pursuant to the agreement.

5. Please describe the patents you licensed pursuant to the January 1, 2001 agreement with GHC. Your discussion should identify your technology and product candidates dependent on these patents, quantify all amounts paid to date and aggregate potential milestone payments, and disclose expiration provisions.

Item 6. Directors, Senior Management and Employees

B. Compensation, page 48

6. Please disclose the compensation paid to your Chief Financial Officer for your company's last full financial year as required under Item 6(B) of Form 20-F. In addition, please file as an exhibit to your filing, any employment agreement underlying the compensation paid to Mr. Revelins as required under Instruction 4(C) to the Instructions As To Exhibits for Form 20-F.

Notes to Consolidated Financial Statements, page F-7

Note 21. Key Management Personnel Compensation

7. We note that on pages F-32 and F-33 you provide contradictory information in two separate charts labeled "2007 Executive's Remuneration." Please revise this section to clarify the disclosure provided.

Exhibits

8. We note that there are a number of agreements incorporated by reference that are not accessible on EDGAR. Exhibits 4.1, 4.2, 4.3, 4.5 and 4.15 are incorporated by reference to your Registration Statement filed on May 28, 2002. Your Form 20-F filed on May 28, 2002 was a paper submission and the exhibits are not available on EDGAR. Therefore, it is not appropriate to incorporate them by reference to the Form 20-F. Please file these exhibits on EDGAR.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Bryan Pitko at (202) 551-3203 or Suzanne Hayes at (202) 551-3675 with any questions. In this regard, please feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler,
Assistant Director